EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

metso

SAKARI TAMMINEN TO BECOME PRESIDENT & CEO OF RAUTARUUKKI AS FROM 1 JANUARY 2004

(Helsinki, Finland, October 22, 2002) – Rautaruukki's Board of Directors has appointed Sakari Tamminen (48), M. Sc. (Econ.), as the company's President & CEO as from 1 January 2004. Mikko Kivimäki, President & CEO of Rautaruukki, is retiring on 1 January 2004.

Sakari Tamminen will become Senior Executive Vice President and Deputy to the President at the latest on 1 May 2003.

Sakari Tamminen is currently employed as Executive Vice President & CFO and as Deputy to the President at Metso Corporation (NYSE: MX; HEX: MEO).

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2002

METSO CORPORATION

By: ________________________
Pekka Höltta̋
Senior Vice President and
Corporate Treasurer

By: ________________________
Harri Luoto
Senior Vice President and
General Counsel